[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

DIRECT DIAL: (212) 403-1327
DIRECT FAX: (212) 403-2327
E-MAIL DCKARP@WLRK.COM

October 30, 2006

VIA EDGAR AND HAND DELIVERY

Christian Windsor, Esq.
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	NYSE Euronext, Inc. Registration Statement on Form S-4 Filed September 21, 2006 File Number 333-137506

Dear Mr. Windsor:

        On behalf of our client, NYSE Euronext, Inc. ("NYSE Euronext"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance and the Staff of the Division of Market Regulation of the Securities and Exchange Commission (the "SEC") that appeared in your letter, dated October 20, 2006, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, NYSE Group, Inc. ("NYSE Group"), Euronext N.V. ("Euronext"), Citigroup Global Markets Inc. ("Citigroup"), Morgan Stanley & Co. Limited ("Morgan Stanley") and ABN AMRO Corporate Finance France S.A. ("ABN AMRO") regarding the Staff's comments relating to NYSE Group, Euronext, Citigroup, Morgan Stanley and ABN AMRO, respectively. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

        With this letter, NYSE Euronext is filing Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-4 (the "Registration Statement"). We are providing supplementally to each of the Staff of the Division of Corporation Finance and the Staff of the Division of Market Regulation six copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Registration Statement on September 21, 2006. All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Division of Corporation Finance

General

1.
We note that you have a number of exhibits which will be filed by amendment. Please file these materials as quickly as possible, as they are subject to staff review and providing them early will permit the review to be completed without delaying the process as a whole.

Response:    The Staff's comment is duly noted, and Exhibits 8.1 and 10.47 through 10.58 have been filed with Amendment No. 1. We supplementally advise that forms of the NYSE Euronext certificate of incorporation and bylaws were submitted confidentially to the Staff of the Division of Market Regulation of the SEC, and that NYSE Euronext intends to file these forms, as they may be modified, as Exhibits 3.1 and 3.2 to a subsequent amendment to the Registration Statement.

  The Staff is supplementally advised that counsel to Euronext is submitting under separate cover a confidential treatment request relating to portions of Exhibits 10.47 through 10.53.

2.
Provide us with any internal information provided by either of the companies to the other company or to a financial advisor for the other company. Disclose any material information and the material assumptions underlying this information or advise us that all the material information is already disclosed in the document. For example, we note the statement at the top of page 89 that Citigroup considered financial forecasts and other information provided by Euronext, and the statement on page 104 that financial projections were provided Morgan Stanley and ABN AMRO by NYSE Group.

Response:    The Staff is supplementally advised that the material projections (and the material assumptions underlying those projections) provided by NYSE Group and Euronext in connection with the proposed combination appear under "The Combination—Certain Projections" beginning on page 91. Additional assumptions underlying these projections have been added on page 91.

As noted in the response below to Comment 3 to the Staff, we have been advised by Citigroup, Morgan Stanley and ABN AMRO that, in response to the Staff's request, each of them is submitting to you, under separate cover and on a confidential basis, copies of their written presentation materials regarding the proposed combination submitted to the NYSE Group board of directors (in the case of Citigroup) and the Euronext supervisory board (in the case of Morgan Stanley and ABN AMRO) prior to the announcement of the combination agreement. On behalf of Citigroup, Morgan Stanley and ABN AMRO, the Staff is supplementally advised that certain of the material projections (and the material assumptions underlying those projections) provided by NYSE Group and Euronext that appear under "The Combination—Certain Projections" beginning on page 91 were used in connection with the preparation of these materials.

3.
Please provide the staff with copies of the board books, presentations and any other materials provided by Citigroup, Morgan Stanley, and ABN AMRO to the respective boards or management teams in connection with the transactions.

Response:    We have been advised by Citigroup, Morgan Stanley and ABN AMRO that, in response to the Staff's request, each of them is submitting to you, under separate cover and on a confidential basis, copies of their written presentation materials regarding the proposed combination submitted to the NYSE Group board of directors (in the case of Citigroup) and the Euronext supervisory board (in the case of Morgan Stanley and ABN AMRO).

We are advised that the materials provided by Citigroup to the NYSE Group board of directors, and the materials provided by Morgan Stanley and ABN AMRO to the Euronext supervisory board, contain all of the material information relating to their respective opinions and the financial analyses relating to such opinions. Therefore, none of NYSE Group, Euronext, Citigroup, Morgan Stanley or ABN AMRO has provided the Staff with the voluminous materials that may have been shared with the NYSE Group or Euronext management teams, which often were in draft form and relate to tactical, strategic and other advisory matters that are beyond the scope of the materials prepared for the NYSE Group board of directors or the Euronext supervisory board in furtherance of a fairness analysis.

4.
Please unbundle the charter and by-law changes from the NYSE Group equivalents in the NYSE Euronext charter and by-laws. See the fifth supplement to the telephone interpretation manual (September 2004).

Response:    In response to the Staff's comment, the Registration Statement has been revised so that the proxy statement/prospectus sent to the NYSE Group stockholders will set forth the proposals relating to certain material changes to the NYSE Euronext certificate of incorporation separately from the combination proposal. The revised disclosure appears throughout the

  Registration Statement, including in the Explanatory Note, the Notice of the Special Meeting of NYSE Group Stockholders and pages 1, 4-5, 7-8, 66-67 and 457-459.

5.
To the extent the effectiveness of the registration statement is delayed, please update the financial information. Refer to Rule 3-12 of Regulation S-X.

Response:    The Staff's comment is duly noted, and the financial information will be updated to the extent required as a result of any delay in the effectiveness of the registration statement.

6.
Please include updated consents from the independent accountants in the pre-effective amendment.

Response:    The Staff's comment is duly noted, and updated consents from the independent accountants have been included as Exhibits 23.1, 23.2, 23.3, 23.6 and 23.7, to the Registration Statement.

NYSE Group Stockholder letter

7.
Prominently disclose that the transaction will be generally tax-free to NYSE shareholders.

Response:    In response to the Staff's comment, the cover of the proxy statement/prospectus to be sent to the NYSE Group stockholders has been updated to include the requested disclosure.

8.
Disclose the percentage of common stock each of the shareholder bases will own assuming the transactions are completed.

Response:    In response to the Staff's comment, the covers of the proxy statement/prospectus to be sent to the NYSE Group stockholders and the shareholder circular/prospectus to be sent to the Euronext shareholders have been updated to include the requested disclosure.

Comparative Historical and Pro Forma Per Share Data, page 30

9.
Please revise to disclose the conversion ratio used to determine the pro forma per share amounts, including how it was calculated based on the standard offer consideration.

Response:    The disclosure on page 33 has been revised to address the Staff's comment.

10.
Also, please revise to clarify for a reader which pro forma data you used to determine the equivalent pro forma data for Euronext shareholders.

Response:    The disclosure on page 33 has been revised to address the Staff's comment.

Exchange Rate Information, page 33

11.
We note the statement regarding incorporation by reference of consolidated financial statements. Please delete this statement or tell us where these financial statements are incorporated by reference.

Response:    The disclosure on page 35 has been revised to delete the reference to incorporation by reference.

Risk Factors
If you are a NYSE Group stockholder, page 36

12.
Please revise to clarify under what circumstances the exchange offer consideration might be increased.

Response:    The disclosure on page 39 has been revised to address the Staff's comment.

The Combination, page 68
Background of the Combination, page 69

13.
Please revise to describe with greater specificity the negotiation of the principal terms of the merger, including price.

Response:    The disclosure on pages 75-77 has been revised to address the Staff's comment.

Opinion of NYSE Group's Financial Advisor, page 88; Opinion of Euronext's Financial
Advisors, page 97

14.
Revise to clarify whether the financial advisors considered the impact of Euronext's share repurchase program upon the fairness of the transactions to each set of shareholders.

Response:    The disclosure on pages 95, 105 and 107 have been revised to address the Staff's comment.

NYSE Group's Reasons for the Combination, page 75
Risks, page 81

15.
In the discussion of Risks on pages 79-80, please revise to briefly clarify the circumstances under which Euronext would be required to sell its stake in the parent company of MTS, and tell us why you have not included a risk factor discussing this risk.

Response:    The Staff is supplementally advised that a risk factor with regard to the possible requirement that Euronext sell its MTS stake to Borsa Italiana or purchase Borsa Italiana's MTS stake was not added because, in Euronext's opinion, neither such sale nor such purchase, were it to be required, would have a material impact on NYSE Euronext. The reason for this determination is that: (1) any sale would be at fair market value, and the value of Euronext's stake in MTS was not depreciated in connection with the most recent (June 30, 2006) impairment test; (2) MTS is not material to NYSE Euronext because Euronext's share of MTS's annualized revenues are in the range of €15-20 million as compared to NYSE Euronext pro forma revenues for fiscal 2005 of approximately $2.75 billion; and (3) although any exercise by Borsa Italiana of its put option would require a fairly substantial cash investment, it could be financed through operating cash flow since NYSE Euronext is expected to be highly cash generative, as are each of NYSE Group and Euronext currently, and the put option, if exercised, would be at a market price.

Opinions of Euronext's Financial Advisors, page 82

16.
Please tell us why Euronext has requested separate opinions from two financial advisors, and revise the disclosure to clarify the distinction or distinctions between the two opinions.

Response:    Consistent with past practice, Euronext retained two financial advisors—Morgan Stanley and ABN AMRO—to act as financial advisors to deliver separate opinions in connection with the proposed combination. ABN AMRO has historically advised Euronext regarding continental European matters, while Morgan Stanley has more recently advised Euronext regarding U.K. and international matters. Both ABN AMRO and Morgan Stanley have been advising Euronext for a number of years in considering strategic alternatives. In response to the Staff's comment, disclosure has been added on page 14 to clarify the distinctions between the two opinions.

Opinion of NYSE Group's Financial Advisor, page 88

17.
Please clarify in what way Citigroup's opinion has been incorporated by reference into the filing. Also explain with respect to the statement at the top of page 129 regarding the incorporation of the combination agreement.

Response:    In response to the Staff's comment, the disclosure on pages 94 and 137 have been revised to eliminate the references to incorporation by reference.

18.
Please disclose the amount of remuneration Citigroup has received for all associations with NYSE Group during the past two years. Please refer to Item 1015(b)(4).

Response:    The disclosure on page 102 has been revised to include the amounts of compensation received by Citigroup from NYSE Group and its affiliates during the past two years for providing financial advisory services and for acting as co-manager in the offering of NYSE Group common stock by NYSE Group stockholders that was completed in May 2006. Citigroup cannot quantify any other compensation received through the associations with NYSE Group and affiliates disclosed on page 102, which either were paid to persons or entities other than Citigroup and its affiliates or which arose in ordinary course trading activities.

Opinions of Euronext's Financial Advisors, page 97

19.
Please disclose the amount of remuneration Euronext has agreed to pay Morgan Stanley and ABN AMRO in connection with these transactions. Please refer to Item l015(b)(4).

Response:    The disclosure on pages 105 and 108 has been revised to include the requested information.

20.
Disclose any association between Euronext and its financial advisors within the past two years for which the financial advisors received remuneration, including the amount of the remuneration. Please refer to Item 1015(b)(4).

Response:    The disclosure on pages 105 and 108 has been revised to include the requested information.

The Delaware Trust and the Dutch Foundation Remedies of the Dutch Foundation and Delaware Trust, page 109

21.
Please revise to explain the practical effects of the remedies discussed.

Response:    In response to the Staff's comment, a new section entitled "Consequences of the Exercises of the Remedies" has been added on page 118 to explain the practical effects of the described remedies.

Credit Facility, page 122

22.
Briefly describe the Global Commercial Paper Program.

Response:    In response to the Staff's comment, a description of the Global Commerical Paper Program has been added on pages 13 and 130-131.

The Combination Agreement, page 129
Mix and Match Election, page 130

23.
Please revise here and elsewhere as applicable to clarify the significance of the volume weighted average price of the NYSE Group common stock during the 10 consecutive trading days ending immediately prior to the date of the exchange offer with the AMF, clarifying what effect that price will have on your accounting for the business combination and the amount of cash paid and the number of shares issued under this payment option.

Response:    In response to the Staff's comment, the disclosure on pages 8 and 138 have been revised to clarify that this price will not affect the aggregate amount of cash paid or aggregate amount of shares issued in the business combination. On page 138, the disclosure was revised also to clarify that this price will not affect the accounting treatment of the combination.

Post-Closing Reorganization, page 135

24.
Please provide a brief overview discussion or otherwise revise and reorganize this discussion to make it more easily comprehensible. For example, please clarify what is meant by the statement in the first paragraph that "Euronext shareholders who did not exchange...will generally be provided with the same consideration...." The next paragraph indicates that if the exchange percent is over 95% such shareholders will not receive the same consideration. To the extent possible, revise to avoid repetition in this section. Please provide a brief summary statement at the top of page 136 clarifying the practical effects of the reorganization steps described on that page.

Response:    In response to the Staff's comment, the description of the post-closing reorganization on pages 143-144 have been revised.

25.
Please clarify whether the possibility remains that the company will not acquire 100% ownership of Euronext as a result of the procedures described. If such a material risk exists, please include a risk factor disclosing this.

Response:    Disclosure has been added on page 146 to address the Staff's comment. In addition, the risk factor beginning on page 38 has been revised to clarify that there is a risk that the post-closing reorganization may not be completed (in addition to a risk that the consideration issued to the Euronext shareholders in the post-closing reorganization may be different than the consideration that they would have received had they tendered their Euronext shares in the exchange offer).

Directors and Management of NYSE Euronext After the Combination, page 152

26.
Please provide a 5-year history of Mr. Houël.

Response:    The disclosure on page 165 has been revised to address the Staff's comment.

Alternate Cover Page/Euronext Shareholder letter

27.
Please disclose the trading price of NYSE Group shares as of the date of the announcement of the merger and the date of the prospectus.

Response:    The alternate cover page for the shareholder circular/prospectus has been revised to include the information requested by the Staff.

Unaudited Pro Forma Condensed Combined Financial Statements, beginning on page 192
General

28.
Please revise to include a footnote that discloses all material non-recurring items directly related to the business combinations that are not reflected in the pro forma financial statements, quantifying each item and identifying the period(s) in which it is expected to be recognized.

Response:    In response to the Staff's comment, Note 1 of the unaudited pro forma condensed financial statements appearing on page 213 has been revised to include a description of the restructuring costs that NYSE Euronext expects to incur in each of 2007, 2008 and 2009 in connection with the transactions, and clarifies that none of these costs have been reflected in the pro forma financial information because they represent non-recurring charges directly attributable to the combination.

29.
Please revise to present all pro forma adjustments set forth in the footnotes in a self-balancing format such that each pro forma adjustment in the pro forma financial statements can be easily traced to the corresponding footnote.

Response:    In response to the Staff's comment, Notes 2 and 3 of the unaudited pro forma condensed financial statements beginning on page 213 have been revised.

30.
Please revise to disclose all material assumptions used to calculate each pro forma adjustment, providing a reader the information necessary to re-calculate the adjustment. Include the basis for your assumptions, including why they are reasonable.

Response:    In response to the Staff's comment, the disclosure on pages 213-218 has been revised.

Note 2—Purchase Price of Euronext, page 199

31.
Please revise here and Note 3 to disclose the methods used to determine the fair value of the acquired assets and liabilities and, particularly, each of the acquired identifiable intangible assets.

Response:    The disclosure on pages 213-218 has been revised to address the Staff's comment.

32.
Please revise to clarify why the residual goodwill of $5,748 million calculated in the purchase price in Note 2 does not agree with the pro forma adjustment on the pro forma Statement of Financial Condition.

Response:    In response to the Staff's comment, the Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of June 30, 2006 appearing on page 211 has been revised to reconcile the goodwill with the amount of goodwill appearing in Note 2.

Note 3—Pro Forma Adjustments, page 202

33.
Please revise to clarify why the increase in the fair value of intangible assets of $4,750,000 does not agree with the pro forma adjustment on the pro forma Statement of Financial Condition.

Response:    In response to the Staff's comment, the Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of June 30, 2006 appearing on page 211, as well as Note 3.9 appearing on page 217, has been revised to reconcile the amounts.

Selected Historical Financial Data of NYSE Group, page 250

34.
Please revise to disclose EPS for NYSE Group.

Response:    In response to the Staff's comment, earnings per share information has been added on page 267.

Consolidated Financial Statements of NYSE Group, Inc.

Note 7—Stock Based Compensation, page FIN 15

35.
Please revise to provide expanded disclosures of the converted Archipelago stock based compensation instruments and the instruments you issued in 2006. Refer to paragraph 64 and the sample disclosures set forth in paragraph A240 and A241 of SFAS 123R. We note the significance of the compensation charge recognized in the six months ended June 30, 2006 to pre-tax income.

Response:    The disclosure on pages FIN-16 and FIN-17 has been revised to address the Staff's comment.

Note 10—Earnings Per Share, FIN-18

36.
Please revise to include the disclosure requirements of paragraph 40(c) of SFAS 128 or state that there were no such securities.

Response:    The disclosure on page FIN-20 has been revised to address the Staff's comment.

Unaudited Interim Condensed Consolidated Financial Statements of Euronext, N.V., page FIN-86

Note 11—Summary of differences between International Financial Reporting Standards and United States
Generally Accepted Accounting Principles, page FIN-99

General

37.
We note that you disclose the individual differences between IFRS and US GAAP with respect to certain accounting policies in Note 11.3. These disclosures, however, do not provide sufficient information to enable a reader to fully understand the individual reconciling items in your US GAAP reconciliations of net income and shareholders' equity. For example, you disclose the differences in the accounting policies under IFRS and US GAAP related to business combinations. However, it is not easily discernable from these disclosures how the various reconciling items related to business combinations were calculated. Please note that your US GAAP reconciliations of net income and shareholders' equity should be in sufficient detail to allow an investor to determine the differences between an income statement and balance sheet prepared using IFRS and those prepared using US GAAP. With this in mind, please revise the explanatory notes here and in Note 3.14 to your audited financial statements that accompany your reconciliations to:

•
Quantify individual components to the extent that various factors contributed to the reconciling item, and

•
Specifically explain how the identified differences between IFRS and US GAAP with respect to relevant accounting policies resulted in a reconciling item.

Response:    The reconciliation notes for the six months ended June 30, 2006 and 2005 (Note 11) and the years ended December 31, 2005 and 2004 (Note 3.14) have been revised in response to the Staff's comment.

As an illustration, in respect of Item A "Business combinations", as requested, Euronext has identified separately the different items that contributed to the reconciling item "Impairment and amortization of intangible assets (including goodwill)". This reconciling item has been split into three sub-categories as follows: (1) amortization and impairment of indefinite life intangible assets, (2) amortization and impairment of definite life intangible assets, and (3) amortization and impairment of goodwill. For each of these sub-categories, the impact on consolidated net income attributable to shareholders of the parent company and consolidated shareholders' equity is shown separately.

Please note that the items which were subject to specific comments have been addressed separately below and amended accordingly (Item C "Derivatives and hedging", Item D "Financial instruments", Item I "Other" and Item K "MBE Holding").

D—Financial Instruments, page FIN-104

38.
We note that as a consequence of the amendment to IAS 39, certain investments held by the Group that were previously classified as investments at fair value through profit and loss have been reclassified as available-for-sale. You disclosed in Note 2 that these investments continue to be stated at fair value, while any resultant unrealized gains or losses are recognized directly in equity, as from January 1, 2006. Please revise to clarify the specific nature of the reconciling item for the six months ended June 30, 2006.

Response:    The disclosure in Item D of the reconciliation note for the six months ended June 30, 2006 has been revised in response to the Staff's comment.

Through December 31, 2005, in accordance with IAS 39, current investments in equity securities and money market funds were designated by management as "Financial Assets at Fair Value through Profit and Loss". For U.S. GAAP purposes, in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", current investments in equity securities and money market funds were classified as available-for-sale with all changes in fair value reported through shareholders' equity. After January 1, 2006, in accordance with the Amendment of IAS 39, Euronext's current investments in equity securities have been reclassified to available-for-sale, with changes in fair value through equity. This treatment is now similar to that under SFAS 115.

As a result, the only reconciling item for the six months ended June 30, 2006 relates to the change in fair value of Euronext's investments in money market funds.

I—Other, page FIN-l07

39.
Please revise here and in your audited financial statements to provide an expanded discussion of the difference labeled as 'Other' given that adjustments related to goodwill amortization and revenue recognition are already separately presented.

Response:    The Staff's comment is duly noted, and the language in Item I in the reconciliation for the six months ended June 30, 2006 (Note 11) and the years ended December 31, 2005 and 2004 (Note 3.14) has been revised accordingly. Item I has been expanded to provide the split between the reconciling items related to goodwill amortization, revenue recognition and restructuring liabilities.

Euronext opted to present U.S. GAAP reconciling items related to non securities and derivatives exchange activities operated through GL Trade and AEMS groups separately from the other reconciling items.

K—MBE Holding, page FIN-107

40.
Please revise here and in your audited financial statements to clarify how the difference related to MBE Holding is reflected in the reconciliation of shareholders' equity.

Response:    The Staff's comment is duly noted and the wording of Item K in the reconciliation notes for the six months ended June 30, 2006 (Note 11) and the years ended December 31 2005 and 2004 (Note 3.14) has been revised accordingly.

Under IFRS, MBE Holding, which was acquired by Euronext in November 2005, is consolidated under the proportional consolidation method. Under U.S. GAAP, it was determined that MBE Holding should be accounted for under the equity method.

There is no reconciling item as this difference of consolidation method has neither impact on consolidated net income attributable to shareholders of the parent company nor on consolidated shareholders' equity.

Condensed Consolidated Financial Statements of Euronext, N.V., page FIN-109

Euronext N.V. Independent Accountants' Report, page FIN-109

41.
We note both KPMG Accountants N.V. and Ernst & Young Accountants have signed the Euronext N.V. Accountants' Report dated September 18, 2006. Please revise to identify the principal auditor of the financial statements for each year presented. If the principal auditor relied on the work of other auditors in arriving at an opinion, then revise the report to so state and consider the need to include the separate report of the other auditors in the document. Refer to Rule 2-05 of Regulation S-X.

Response:    The Staff is supplementally advised that KPMG Accountants N.V. and Ernst & Young Accountants are joint independent accountants of Euronext. Their report dated September 18, 2006 encompasses the consolidated financial statements of Euronext N.V. for the years ended December 31, 2005, 2004 and 2003 without reliance to other auditors. As stated in the SEC Staff Training Manual, Topic 6, Item VII. B.4, "some foreign private issuers or acquired foreign businesses are jointly audited by more than one firm." In this case, "both auditors sign the report and take full responsibility for the audit." Both KPMG Accountants N.V. and Ernst & Young Accountants are taking full responsibility for the opinion expressed.

Note 3.2.3—Investments in associates, page FIN-l41

42.
We note your ownership of Endex N.V. is less than 20% and you have classified your investment as an 'investment in associates'. Please revise your filing to disclose how you concluded you have significant influence over Endex N.V., considering you hold less than 20% of Endex N.V. Refer to paragraph 37(c) of IAS 28.

Response:    The Staff's comment is duly noted and Note 3.2.3 to the audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 has been revised accordingly.

Being represented at the Board of Directors of Endex N.V., Euronext considers in view of paragraph IAS 28, 7 (a) that it exercises a significant influence over Endex N.V. Therefore, management determined that it was appropriate to account for Endex N.V. under the equity method in the consolidated financial statements of Euronext. Furthermore, the difference for accounting for this investment under the equity method or cost method is not significant to the consolidated financial statements of Euronext N.V. as the amounts recorded under the equity method for Endex N.V. only amounted to €(6) thousand and €(46) thousand for the six month periods ended June 30, 2006 and 2005, respectively, and €(27) thousand and €(68) thousand for the years ended December 31, 2005 and 2004, respectively.

This item was not included in the IFRS to U.S. GAAP reconciliation as Euronext believes that the treatment of this investment under U.S. GAAP would not be significantly different than the IFRS treatment. Although the treatment under U.S. GAAP would presume cost method accounting unless there is strong evidence of significant influence over Endex N.V., as indicated above Euronext believes it has significant influence due to its board representation. Nevertheless, given the Staff's comment, Euronext has revisited the treatment under U.S. GAAP and acknowledges that the cost method would be more appropriate. However, if this investment were recorded under the cost method for U.S. GAAP, the difference in amounts recorded under the cost method and equity method would not be significant to consolidated net income under U.S. GAAP due to the insignificance of the recorded amounts related to Endex N.V. for the periods presented as described above. Furthermore the difference which would be reconciled to consolidated shareholders' equity would not be significant either.

Note 3.14—Summary of differences between International Financial Reporting Standards and United States
Generally Accepted Accounting Principles, page FIN-192

General

C—Derivatives and hedging, page FIN-196

43.
Please revise to disclose the method used to determine the effectiveness of the hedged debt. If you assume no ineffectiveness, then disclose how you consider the credit risk of the swap in analyzing the critical terms of the swap. Refer to AG109 of IAS 39.

Response:    The Staff's comment is duly noted and the wording of Item C in the reconciliation notes for the years ended December 31, 2005 and 2004 (Note 3.14) and the six months ended June 30, 2006 and 2005 (Note 11) has been revised to add the following paragraph:

"The prospective assessment of hedge effectiveness is documented according to the rules stated in the application guidance of IAS 39 by asserting that the critical terms of the hedged liability match those of the hedging instrument. Critical terms include the notional and principal amounts, the maturity, the interest payment dates and the principal repayment dates. In order to avoid the situation described in § 109 of the application guidance of IAS 39, Euronext's policy is to enter into hedging derivatives with highly rated counterparts in order to minimize the credit risk on such instruments. For prospective assessment of the hedge effectiveness, Euronext ascertains at each closing date that the counterparty to the hedging derivative does not evidence a credit risk that would create some changes in value of the hedging swap not reflected in the hedged liability. The retrospective assessment of hedge effectiveness is performed using the cumulative dollar offset method which consists in comparing the fair value of the hedging swap with the change in fair value of the hedged liability due to changes in GBP Libor swap rates. Prospective and retrospective assessments of hedge effectiveness are conducted at each closing date."

Division of Market Regulation

Use of Entity Names and Defined Terms

44.
NYSE Arca, Inc. is the entity that is registered as a U.S. national securities exchange. Throughout the Registration Statement, there are references to "NYSE Arca" (which is defined more broadly in "Certain Frequently Used Terms") as the exchange. Please revise the Registration Statement to correct these statements. For example:

•
Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Euronext will operate in a highly regulated industry, and may be subject to censures, fines and other legal proceedings if it fails to comply with its legal and regulatory obligations—pages 49-50—the last paragraph states, "[i]n addition, there may be a conflict between the self-regulatory responsibilities of the NYSE and NYSE Arca's businesses... Any failure by the NYSE or NYSE Arca to diligently and fairly regulate its member organizations or to otherwise fulfill its regulatory obligations...."

•
Regulation—U.S. Regulation—SEC Oversight—page l74—Section 19 of the Exchange Act provides that NYSE Arca must submit proposed changes to its rules to the Commission.

•
Information about NYSE Group—Overview—page 203—In the first sentence of the first paragraph, you state that "NYSE Group is a holding company, that through its subsidiaries, operates and regulates two securities exchanges: the NYSE and NYSE Arca." Please revise similar statements on pages 256 and FlN-10.

Response:    In response to the Staff's comment, the Registration Statement has been revised on pages 53, 188, 219, 272, FIN-10 and elsewhere where appropriate to distinguish between NYSE

  Arca, Inc., as the U.S. national securities exchange, and NYSE Arca, as the collective group of the NYSE Arca-related entities.

45.
"NYSE" is defined in "Certain Frequently Used Terms" as New York Stock Exchange LLC. The term "NYSE" is used throughout the document to refer to different entities, including New York Stock Exchange, Inc. Please revise the definition of NYSE to reflect that it encompasses multiple entities (see, e.g., the definition of "NYSE" used in the NYSE Group, Inc. Registration Statement on Form S-1, as amended ("S-1")) or refer to the specific entity. For example:

•
Summary—The Companies—NYSE Group, Inc.—page 6—The third sentence of the first paragraph states that "NYSE Group was formed in connection with the merger of the NYSE and Archipelago...."

•
Directors and Management of NYSE Euronext After the Combination—pages 153-159—The biographies of a number of directors state that such persons were directors of "NYSE" since November 2003 (a time at which New York Stock Exchange LLC did not exist).

•
Information about NYSE Group—Legal Proceedings—In re NYSE Specialists Securities Litigation—page 229—The first sentence of the first paragraph states that the defendant in litigation in December 2003 is "NYSE." Since this occurred in December 2003, the reference should be to New York Stock Exchange, Inc. not New York Stock Exchange LLC.

•
Information about NYSE Group—Executive Compensation—NYSE Compensation Plans—Retirement Accumulation Plan—page 242—The first paragraph notes that "[e]ffective April 1, 2006 for NYSE employees...." If this plan is available to employees of NYSE Market, Inc., then the reference to NYSE, as it is defined in the Registration Statement is too narrow.

Response:    In response to the Staff's comment, the definition of "NYSE" under "Certain Frequently Used Terms" has been revised to reflect that it refers to (1) New York Stock Exchange, Inc. prior to the merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc. and (2) New York Stock Exchange LLC after the merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

46.
In "Certain Frequently Used Terms," the term "NYSE Arca" includes a reference to the former name of NYSE Arca, L.L.C. Please revise to reflect the current name of NYSE Arca, L.L.C. and its former name Archipelago Exchange, L.L.C.

Response:    The definition of "NYSE Arca" under "Certain Frequently Used Terms" has been revised to reflect the Staff's comment.

47.
Throughout the Registration Statement, there are references that the combination of NYSE Group and Euronext will create a single exchange, single marketplace, and single platform. For example:

•
The Combination—NYSE Group's Reasons for the Combination—Strategic Considerations—page 75—"[I]ts expectation that the combined company would be the world's first truly global exchange and the world's largest securities marketplace..."

•
Information about NYSE Euronext—NYSE Euronext's Competitive Strengths—World's Most Global Exchange Group—page 185—"NYSE Euronext will provide optimum choice for its customers, operating six cash equity and two derivative exchanges in six countries, rendering it the world's most global securities exchange."

•
The Combination—Certain Projections—Revenue Synergies—page 86—"Derivatives—Cross-selling through a single platform with a shared customer base."

In other places in the Registration Statement, your statements indicate that there will be two separate markets. For example:

•
Risk Factors—Risks Relating to NYSE Euronext's Business—The legal and regulatory environment in the United States may make it difficult for NYSE Euronext's U.S. exchanges to compete with non-U.S. exchanges for the secondary listings of non-U.S. companies and adversely affect NYSE Euronext's competitive position—page 44—"...listed companies on the Euronext exchanges are not, and will not become as a consequence of the combination, subject to the requirements of the Sarbanes-Oxley Act unless they otherwise choose to list or register their securities in the United States."

•
The Combination—Euronext's Reasons for the Combination—Strategic Considerations—page 81—"their expectation...that there would be no U.S. regulatory risks for the European markets, with the European markets and Euronext-listed companies continuing to be regulated exclusively by European regulators, and in particular, with the Sarbanes-Oxley Act continuing to be applicable only to companies that list or register in the United States."

Please revise the Registration Statement to reconcile these statements and similar statements throughout the document.

Response:    In response to the Staff's comment, the cover of the three forms of prospectus and pages 74, 80, 86, 92 and 200 were revised to avoid the implication that the combination will create a single exchange, single marketplace or a single platform.

48.
Throughout the Registration Statement, defined terms are used inconsistently: a previously defined term will be redefined later in the Registration Statement; or a term will be used as a defined term, but its definition is not provided until later in the Registration Statement. For defined terms, please define the term the first time it is used, and then use the defined term thereafter. For example:

•
The Securities Exchange Act of 1934, as amended (the "Exchange Act"), is defined first on page 16 and again on page 50. Exchange Trading Permit ("ETP") is defined on page 64 and again on page 97. Exchange Traded Funds ("ETFs") is defined on page 87 and again on page 208.

•
"CBOT" is used first on page 95 but is not defined until page 336.

Response:    The defined term usage through the Registration Statement has been adjusted to address the Staff's comment.

49.
Throughout the Registration Statement, you refer to "the merger." It is unclear in some instances whether "the merger" refers to the proposed merger whereby NYSE Group will become a subsidiary of NYSE Euronext, or the completed merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc. Please revise the Registration Statement to clarify references to the merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

•
Information About NYSE Group—Executive Compensation—NYSE Group Plans—NYSE Group, Inc. 2006 Stock Incentive Plan—Shares Reserved Under the NYSE Group, Inc. 2006 Stock Incentive Plan—page 240—"The plan's share reserve includes 3,000,000 shares of NYSE Group common stock for issuance to NYSE employees in connection with the merger."

•
Information About NYSE Group—Executive Compensation—NYSE Group Plans—NYSE Group, Inc. 2006 Stock Incentive Plan—Merger Transaction Restricted Stock Unit Awards—page 240—"The Committee granted restricted stock unit awards to eligible non-regulatory employees of the NYSE and to certain employees of SIAC under the NYSE Group, Inc. 2006 Stock Incentive Plan in connection with the merger."

Response:    In response to the Staff's comment, the Registration Statement has been revised throughout to clarify that certain references to "the merger" are references to the merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc., as opposed to the proposed merger between NYSE Group, Inc. and Jefferson Merger Sub, Inc.

Summary—Securities and Other Regulatory Authorities—U.S. Securities and Exchange Commission, page 15

50.
In the last sentence of this paragraph, you state that the "NYSE will file an application with the SEC seeking approval of certain elements of the proposed organization and operations described" in the Registration Statement. Please revise this statement to reflect that both New York Stock Exchange LLC and NYSE Arca, Inc. each will file an application.

Response:    The disclosure on page 17 has been revised to reflect the Staff's comment.

51.
In the first sentence of this paragraph, you state that the combination is subject to the approval of the Commission. In the last sentence of this paragraph, you note that the NYSE will seek the approval of the Commission with respect to certain elements of the proposed organization and operations described in the Registration Statement. Please conform the first sentence to the last sentence (as revised pursuant to comment 7), or consider deleting the first sentence of this paragraph. Please make corresponding changes throughout the Registration Statement.

Response:    In response to the Staff's comment, the first sentence of the paragraph under "Summary—Securities and Other Regulatory Authorities—U.S. Securities and Exchange Commission" on page 17 was deleted.

Summary—Directors and Management of NYSE Euronext Following the Combination, pages 16-17

52.
You state that the NYSE Euronext board will consist of 22 directors. This is inconsistent with the Combination Agreement by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc., dated as of June 1, 2006 ("Combination Agreement"), which states that the board shall be composed of 20 directors. Please reconcile these references and make corresponding changes throughout the document.

Response:    This inconsistency is noted. The Staff is supplementally advised that the parties expect to amend the combination agreement to reflect, among other things, the subsequent agreement reached between NYSE Group and Euronext that the NYSE Euronext board of directors will consist of 22 directors, as opposed to 20 directors. The revised combination agreement will also contain the revised form of NYSE Euronext certificate of incorporation and bylaws. Because NYSE Group and Euronext would like to minimize the number of amendments to the combination agreement, they have not yet amended the combination agreement to reflect these changes. However, after NYSE Group and Euronext amend the combination agreement, NYSE Euronext will include revised disclosure throughout the Registration Statement to reflect this amendment prior to the effectiveness of the Registration Statement.

53.
The definition of "European domiciliary" in the fifth bullet on page 17 uses the word "Europe." Please define "Europe" in the Registration Statement.

Response:    In response to the Staff's comment, the definition of "Europe" (for purposes of certain of the provisions of the NYSE Euronext certificate of incorporation and bylaws and the Delaware trust and Dutch foundation) has been included on pages 19, 42, 116 and 158.

Summary—Certain Differences in the Rights Before and After the Combination, page 18

54.
We note that the description of the voting and ownership limitations in the NYSE Euronext certificate of incorporation in the second bullet omits important information that is included in the description in the "Comparison of Shareholder Rights Prior to and after the Combination." For example, the description on page 18 does not note that the 10% voting limit includes such voting level that is a result of any agreement by any other person not to vote shares of stock. Please revise the Registration Statement to reconcile these statements to each other and to the certificate of incorporation of NYSE Euronext when that document is available. Please also revise the description of the voting and ownership limitations in the last paragraph on page 39.

Response:    The disclosure on pages 20 and 430 through 433 have been revised to address the Staff's comment.

Summary—Summary Historical and Pro Forma Financial Data—Selected Financial Data of Archipelago
(as predecessor to NYSE Arca), page 23

55.
In footnote 5, you refer to "ArcaEx." ArcaEx has not been identified previously in the Registration Statement. Please revise to identify "ArcaEx." Please make a corresponding change, as necessary, in footnote 5 on page 253.

Response:    The disclosure on pages 25 and 270 have been revised to address the Staff's comment.

56.
In footnote 5, you refer to the Pacific Exchange. The name of the entity is the "Pacific Exchange, Inc." It has not been defined as "Pacific Exchange." Please revise the footnote to reflect the entity name or define the term. Please make a corresponding change, as necessary, in footnote 5 on page 253.

Response:    The disclosure on pages 25 and 270 have been revised to address the Staff's comment.

57.
In footnote 9, you state that Archipelago undertook self-clearing initiatives. Please revise footnote 9 to omit the "self-clearing" reference in connection with Archipelago if the clearing functions were performed by an entity other than Archipelago. Please make corresponding changes in footnote 9 on page 254 and on pages 314 and 318, and an analogous change on page 262 with respect to NYSE Arca.

Response:    The disclosure on pages 25-26, 271, 278, 327 and 332 have been revised to address the Staff's comment by clarifying that Archipelago Securities, LLC began to self clear trades on the dates referenced therein.

58.
In footnote 9, you refer to "non-ETP" broker-dealer customers. The term "ETP" however, has not been used previously in the Registration Statement. Please revise to explain the term "ETP."

Response:    The disclosure on page 25 has been revised to reflect the Staff's comment.

Risk Factors—NYSE Euronext may not be able to successfully integrate the businesses and operations of NYSE Group and Euronext in a timely fashion or at all, page 37

59.
Please explain supplementally what you mean by "management and technological functions" in the first paragraph, in the statement that "NYSE Euronext expects to integrate certain of the management and technological functions of NYSE Group and Euronext."

Response:    The Staff is supplementally advised that NYSE Group and Euronext expect to achieve cost savings through the integration of certain high-level management functions and the consolidation of certain of the data centers, networks and software platforms of the two companies.

With respect to management functions, NYSE Group and Euronext expect that they will at some point be able to consolidate functions that are common between the two companies, achieving cost savings.

With respect to technology, NYSE Group and Euronext expect that they can also achieve cost savings and synergies from consolidating data centers, networks and software platforms. For example, NYSE Euronext will seek to have one common trading infrastructure for derivatives and one for cash products.

Risk Factors—The combined company may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the combination, page 37

60.
Please explain supplementally what you mean by "market integration," in the second sentence of the first paragraph that states, "NYSE Euronext expects to benefit from operational synergies resulting from...market integration..."

Response:    The term "market integration" refers to several developments expected to occur following the combination as a result of (1) certain marketing and development steps expected to be taken by NYSE Euronext in accordance with U.S. and European regulatory requirements, (2) actions by issuers, market members and other market participants and (3) general economic trends.

NYSE Euronext intends to further the economic fluidity and integration of the U.S. and European markets by taking certain coordinated marketing and development actions. Specifically:

•
NYSE Euronext expects to offer issuers visibility opportunities, including access to public events and ceremonies, joint advertising, executive events and other investor relations outreach programs in Europe and the Unites States.

•
NYSE Euronext also expects to leverage its brands and relationships to create conferences or other events for European companies in the United States and similar events for U.S. companies in Europe. Combined websites will offer issuers listed on both markets access to continuous and enhanced information.

•
NYSE Euronext may create indices and trading products to highlight the companies listed on the U.S. exchanges and European markets (e.g., indices or products regrouping the NYSE's and Euronext's largest issuers). NYSE Euronext may also offer exchange-traded funds and a variety of products based on indices composed of the companies listed companies on the exchanges and markets on both sides of the Atlantic; this may include European products, which can be traded by U.S. investors, as well as U.S. products, which can be traded by European investors.

In each case, these steps will be taken by NYSE Euronext subject to, and in accordance with, relevant U.S. and European regulatory requirements.

NYSE Euronext also anticipates proprietary trading on Euronext exchanges by U.S. intermediaries to further develop as a result of the combination and general economic factors. The additional liquidity expected to derive from this development would benefit issuers as well as the overall market.

However, the term "market integration" is not intended to refer to the creation of single order books or cross membership among the U.S. exchanges and the European markets of the group.

Although NYSE Euronext may, in the longer term, explore options for cross-membership on the U.S. and European markets and for the promotion of cross regulatory approval of members, the differences in the U.S. and European regulatory regimes do not currently enable such an integration in the short term. As a result, U.S. investors would continue to have access to Euronext-listed securities through Euronext, and European investors will continue have access to NYSE-listed and NYSE Arca, Inc.-listed securities through NYSE Group. Nevertheless, U.S. intermediaries may want to seek a direct Euronext membership to trade their proprietary flows and some European intermediaries may want to seek a direct NYSE membership to develop trading opportunities. This development will naturally be conditioned upon receipt of required licenses from appropriate regulators by these intermediaries.

Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Euronext will face numerous competitors in the United States, Europe and the rest of the world, page 41

61.
We note that in some places of the Registration Statement, you include options, which are securities, as part of the derivatives business (see, e.g., the technology comments on page 86 specify the three derivative platforms include NYSE Arca Options). In the first sentence of the first paragraph, however, you reference "securities trading" and "derivatives business." Please revise the Registration Statement to specify throughout when the discussion of derivatives includes options or other securities, and when you mean derivatives that do not include securities.

Response:    In response to the Staff's comment, the disclosure on page 44 has been revised.

Risk Factors—Risks Relating to NYSE Euronext's Business—The legal and regulatory environment in the United States may make it difficult for NYSE Euronext's U.S. exchanges to compete with non-U.S. exchanges for the secondary listings of non-U.S. companies and adversely affect NYSE Euronext's competitive position, page 44

62.
In the second paragraph, you state that, "[f]ollowing the combination, NYSE Euronext's European exchanges will not be subject to this constraint." It is unclear what "this" refers to. Please revise to clarify.

Response:    In response to the Staff's comment, the disclosure on page 46 has been revised to clarify that NYSE Euronext's European exchanges are not expected to be subject to perceptions that may exist with respect to U.S. securities exchanges—namely, that listing on a U.S. securities exchange will subject a company to burdensome and costly regulatory requirements and heightened litigation risk.

Risk Factors—Risks Relating to NYSE Euronext's Business—The successful implementation and operation of the NYSE Hybrid Marketsm faces a number of significant challenges and depends on a number of factors that will be outside NYSE Euronext' s control, pages 47-48

63.
We note that the Commission recently approved a pilot for Phase III for revised stabilization rules. Please consider whether the Registration Statement should be updated to reflect the pilot.

Response:    The discussion of the pilot program for NYSE Hybrid Marketsm has been updated on page 233 to reflect the Phase III pilot. In addition, the discussion of the pilot program was removed from the risk factor appearing on page 51 given that its relevance in that risk factor seemed minimal.

64.
In the last sentence of the fourth paragraph, you note that "[t]he operation of the NYSE Hybrid Marketsm also places greater demands on NYSE Regulation, and specifically on market surveillance." Please explain supplementally how and why the NYSE Hybrid Marketsm increases the demands on NYSE Regulation and specifically on market surveillance.

Response:    The Staff is supplementally advised that NYSE Hybrid Marketsm places greater demands on NYSE Regulation (and specifically on its market surveillance division) because NYSE Regulation must update its electronic surveillance system so that they are synchronized with changes made to the NYSE Hybrid Marketsm trading systems in order to capture, analyze and review new data in different formats and monitor NYSE trading activity. The disclosure on page 51 has been revised to include this supplemental information.

Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Market and NYSE Arca will be required to allocate funds and resources to NYSE Regulation, page 51

65.
In the first sentence, you state that "NYSE Market...will be required to allocate significant resources to NYSE Regulation." We note that on page 222 you state that NYSE Regulation has an explicit agreement with NYSE Group, New York Stock Exchange LLC and NYSE Market so that adequate funding is provided to NYSE Regulation. NYSE Euronext should consider clarifying the risk factor on page 51.

Response:    The disclosure on pages 54 has been revised to clarify that NYSE Group and certain of its subsidiaries (as opposed to NYSE Euronext) are required to allocate significant resources to NYSE Regulation. In addition, the risk factor has further clarified that the agreement to provide funding to NYSE Regulation is an agreement among NYSE Group, New York Stock Exchange LLC, NYSE Market and NYSE Regulation.

Risk Factors—Risks Relating to an Investment in NYSE Euronext Common Stock—Provisions of NYSE Euronext's organizational documents and applicable law may delay or deter a change of control of NYSE Euronext, page 60

66.
In the first sentence of the last paragraph, you state that a change of control of NYSE Euronext or its subsidiaries may be conditioned upon...orders and approvals of...the SEC." We note that in a number of cases, a change in control of an entity must be approved by the Commission in order for such change to be effective. Please revise the Registration Statement accordingly.

Response:    The disclosure on page 63 has been revised to address the Staff's comment.

The Special Meeting of NYSE Group Stockholders—Voting Limitations, page 64

67.
Please revise the first bullet to reflect that a waiver of the voting limits is subject to the determination that the exercise of voting rights in excess of the voting limits will not impair the ability of NYSE Group or any of its U.S. regulated subsidiaries to discharge their responsibilities, as NYSE Group must be considered, and the subsidiaries that are required to be considered are not limited to self-regulatory entities.

Response:    The disclosure on page 67 has been revised to address the Staff's comment.

68.
Please revise the fourth bullet to add a reference to the rules of NYSE Arca Equities, Inc. with respect to the definition of ETP Holders.

Response:    The disclosure on page 68 has been revised to address the Staff's comment.

69.
The first paragraph under the bulleted list states that the resolution approving NYSE Euronext's level of ownership and voting of NYSE Group common stock as a result of the combination and post-closing reorganization "has not yet been submitted to the SEC." We note that the requirement is to file such resolution with the Commission in accordance with Section 19 of the Exchange Act. Please revise accordingly.

Response:    The disclosure on page 68 has been revised to address the Staff's comment.

The Special Meeting of NYSE Group Stockholders—Voting Limitations, page 65

70.
In the fourth and ninth bullets, please revise to reflect that such terms are defined in the rules of New York Stock Exchange LLC. Please make corresponding changes in the second and seventh bullets on page 395.

Response:    The term "NYSE" is defined under "Certain Frequently Used Terms" as New York Stock Exchange LLC for periods following the completion of the merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc. Accordingly, we respectfully submit that the references to the "NYSE" in the bullets noted are indeed references to New York Stock Exchange LLC.

The Combination—Other Transaction Considerations, page 77

71.
In the third bullet from the bottom of the page, the description of the required vote of the shareholders does not match the description provided on page 412 in the Comparison of Shareholder Rights Prior to and After the Combination. Specifically, the bullet references the vote of "80% of the outstanding common stock of NYSE Euronext." On page 412 the standard is "80% or more of the votes entitled to be cast by the holders of the then-outstanding NYSE Euronext shares." Please reconcile these provisions with each other and NYSE Euronext's governing documents. Please make a corresponding change in the fifth bullet point on page 83.

Response:    The disclosure on pages 82, 88, 158, 437 and 439 have been revised to conform the description of the amendment requirement, which is approval of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

72.
In the second bullet from the bottom of the page, as well as on page 83, the description of the required vote of the shareholders to change the composition requirements of the nominating and governance committee does not match the description provided on pages 416-417. Specifically, pages 77 and 83 refer to "80% of the outstanding common stock of NYSE Euronext." On page 416, the standard is "80% or more of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of [NYSE Euronext] entitled to vote generally in the election of directors." Please reconcile these provisions with each other and NYSE Euronext's governing documents when available.

Response:    The disclosure on pages 82, 88, 158, 437 and 439 has been revised to conform the description of the voting requirement for shareholder amendments, which is approval of not less than 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

The Combination—Other Transaction Considerations, page 78

73.
In the first bullet on the page, as well as on page the description on page 83, the description of the required vote of the shareholders does not match the description provided on pages 416-417. Specifically, pages 78 and 83 refer to "80% of the outstanding common stock of NYSE Euronext." On page 416, the standard is "80% or more of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of [NYSE Euronext] entitled to vote generally in the election of directors." Please reconcile these provisions with each other and NYSE Euronext's governing documents. Similarly, please also reconcile the standard for the required vote as indicated in the eighth bullet on page 83.

Response:    The disclosure on pages 82, 88, 158, 437 and 439 has been revised to conform the description of the voting requirement for shareholder amendments, which is not less than 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

The Combination—Euronext's Reasons from the Combination—Strategic Considerations, page 81

74.
In the eleventh bullet, you state that the SEC has confirmed in public statements that there would be "no U.S. regulatory risks for the European markets with the European markets and Euronext-listed companies continuing to be regulated exclusively by European regulators and, in particular, with the Sarbanes-Oxley Act continuing to be applicable only to companies that list or register in the United States." Please advise us supplementally to which public statements of the SEC you are referring. In addition, please clarify that there are no U.S. securities laws risks for European markets merely because they become affiliated with a U.S. exchange.

Response:    The disclosure on page 86 has been revised to correctly refer to certain statements of the SEC set forth in the "SEC Office of International Affairs and Division of Market Regulation and Corporation Finance Fact Sheet" issued on June 16, 2006 concerning potential cross-border exchange mergers.

The Combination—Opinion of NYSE Group's Financial Advisor—Other Factors, page 97

75.
At the top of the page, you refer to NYSE Arca Holdings, Inc. (then known as PCX Holdings, Inc.) as the parent of NYSE Arca. Please revise to reflect that NYSE Arca Holdings, Inc. is the parent of NYSE Arca, Inc. (it is not the parent of NYSE Arca, L.L.C., which is currently included in the definition of "NYSE Arca.") In the sentence immediately before the first bullet on this page, you refer to the "NYSE Arca board of directors." NYSE Arca, as you have defined it, includes multiple entities, each with its own board of directors. Please clarify to which entity you are referring.

Response:    The disclosure on page 103 has been revised to address the Staff's comment so that the references are to NYSE Arca, Inc.

The Combination—The Delaware Trust and the Dutch Foundation—Administration of the Foundation and of the Trust, page 107

76.
The second sentence of the third paragraph refers to the "governance and nominating committee." Elsewhere in the Registration Statement, including the first sentence of this paragraph, the committee is called the "nominating and governance committee." Please revise as necessary throughout the Registration Statement.

Response:    The disclosure on page 114 has been revised to refer to the "nominating and governance committee" as opposed to the "governance and nominating committee."

The Combination—The Delaware Trust and the Dutch Foundation—Material Adverse Change in Law, page 108

77.
In the third bullet, please explain what you mean by the phrase, "as currently in effect."

Response:    In response to the Staff's comment, the disclosure on page 115 has been revised to refer to Rule 12g3-2(b) under the Exchange Act, "in its form as of the date of the completion of the combination," instead of "as currently in effect."

The Combination—The Delaware Trust and the Dutch Foundation—Remedies of the Dutch Foundation and Delaware Trust, page 109

78.
Please revise the second bullet to specify the "certain limited management responsibilities" of NYSE Group or its subsidiaries that may be assumed.

Response:    In response to the Staff's comment, disclosure has been added on page 117 outlining the management responsibilities that may be assumed.

79.
Please revise the third bullet to clarify which matters are specific to NYSE Group and its subsidiaries, and which matters are specific to Euronext.

Response:    The disclosure on page 117 has been revised so that the items are applicable to both NYSE Group and its subsidiaries and Euronext and its subsidiaries.

80.
The third bullet includes a reference to "Rule Books." This term has not been used previously in the Registration Statement. Please revise to provide more information or define.

Response:    The term "Rule Books" has been changed to "rules" on page 117.

The Combination—The Delaware Trust and the Dutch Foundation—Remedies of the Dutch Foundation and Delaware Trust, page 110

81.
In the fifth bullet, which states, "consult with the board of directors of NYSE Euronext and with (y) the supervisory and managing boards of Euronext and the applicable European regulators with authority over the affected exchange or (z) the board of directors of NYSE Group and the SEC, as applicable," it is unclear whether the phrase "as applicable" refers only to clause (z) or to both parts (y) and (z). Please revise to clarify.

Response:    In response to the Staff's comment, the bullet has been divided into two subbullets, one of which is specific to Euronext and its subsidiaries and the other of which is specific to NYSE Group and tis subsidiaries.

The Combination—The Delaware Trust and the Dutch Foundation—Governance of NYSE Euronext, page 111

82.
In the paragraph that continues after the bullets ("then, the provisions..."), the multiple consequences are separated by "or." Unless these consequences are mutually exclusive, consider changing the "ors" to "ands."

Response:    In response to the Staff's comment, the language on page 119 was modified to read "if any of the following occur," which is intended to clarify that the automatic repeal would occur in the event that any of the bulleted items is applicable. The change is intended to avoid the implication that (1) the bulleted items are mutually exclusive and (2) each of the bulleted items must occur in order for the automatic repeal to be applicable.

The Combination—The Delaware Trust and the Dutch Foundation—Term of the Undertaking, page 111

83.
Please explain supplementally what you mean by "an undertaking made in connection with the regulatory approvals of the combination" in the first sentence of the section.

Response:    The disclosure on page 120 has been revised to eliminate the reference to an "undertaking" in the first sentence of the section.

The Combination—Regulatory Approvals—Securities Regulatory Authorities—SEC Approvals, page 123

84.
You state that "[a]s a registered national securities exchange, NYSE Group...." NYSE Group is not a registered national securities exchange. Please revise to specify that New York Stock Exchange LLC and NYSE Arca, Inc. are registered national securities exchanges.

Response:    The disclosure on page 132 has been revised to avoid the implication that NYSE Group is a registered national securities exchange.

The Combination—Regulatory Approvals—Securities Regulatory Authorities—Other Regulatory: Approvals, page 126

85.
In the third bullet, "Liffe" should be in all capital letters to be consistent with prior usage in the Registration Statement.

Response:    The disclosure on page 134 has been revised to reflect the Staff's comment.

86.
The fourth bullet refers to applications to the "NASDAQ." Is this reference to The Nasdaq Stock Market, Inc., which is defined on page 70 of the Registration Statement as "Nasdaq"? Please revise to clarify.

Response:    The disclosure on page 134 has been revised so that the reference is to the NASD.

The Combination Agreement—Structure of the Combination, page 129

87.
The diagram of NYSE Euronext after the completion of the combination and a successful post-closing reorganization does not include NYSE Arca Holdings, Inc., which is a wholly-owned subsidiary of Archipelago Holdings, Inc. and the sole owner of NYSE Arca, Inc. Please revise the diagram to account for NYSE Arca Holdings, Inc. or provide information as to why it does not need to be included.

Response:    The diagram on page 137 has been revised to include NYSE Arca Holdings, Inc.

Directors and Management of NYSE Euronext after the Combination, pages 155 and 157

88.
You note that Messrs. Ford and McNulty have been directors of NYSE Group since December 2005. Would you please confirm to us that the December 2005 date is accurate, as it precedes the transaction pursuant to which New York Stock Exchange and Archipelago Holdings, Inc. became subsidiaries of NYSE Group.

Response:    The Staff is supplementally advised that Messrs. Ford and McNulty were indeed named as directors of NYSE Group, Inc. in December 2005, prior to the merger between the New York Stock Exchange, Inc. and Archipelago Holdings, Inc. Prior to this merger, NYSE Group, Inc. was jointly owned by New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

Directors and Management of NYSE Euronext after the Combination—Committees of the NYSE Euronext Board of Directors, page 159

89.
The second paragraph sets forth the independence requirements of NYSE Euronext. If these independence requirements are applicable to the board generally, not just to the committees of the board, please revise the Registration Statement to make this its own topic, rather than having it embedded within the discussion about committees.

Response:    In response to the Staff's comment, a section entitled "Director Independence Policy of NYSE Euronext" was added beginning on page 168, which describes the proposed director independence policy of NYSE Euronext.

Industry—U.S. Markets—U.S. Equities Market—Market Data Services, page 166

90.
In the second paragraph, you state that "U.S. regulations determine how the revenues are divided among the exchanges and how much revenue can be shared by exchanges with ECNs and broker/dealers." Please specify to which U.S. regulations you refer.

Response:    In response to the Staff's comment, the disclosure on pages 180 has been revised to clarify that the three consolidated tape plans specify how revenues are divided among the markets, and that those revenue-sharing formulas will change in 2007, based upon a formula that the SEC has mandated as part of its Regulation NMS initiative.

Industry—U.S. Markets—U.S. Equity Options Markets, page 167

91.
The third sentence of the second paragraph is a non-sequitur. Please consider deleting the sentence or revise to provide context for the statement.

Response:    As the Staff correctly noted, the sentence regarding Archipelago's entering into an agreement to acquire Pacific Exchange (which had previously appeared in the paragraph on page 181) was a non-sequitur and was therefore deleted.

92.
You state in the fifth paragraph that the SEC has recently proposed a penny pilot for implementation in January 2007. Please revise to clarify that the SEC has not proposed a penny pricing pilot.

Response:    In response to the Staff's comment, the disclosure on page 181 has been revised to clarify that the SEC has not proposed a penny pricing pilot.

93.
Please revise the last sentence of the fifth paragraph to form a complete sentence, including information where such further discussion may be found.

Response:    The sentence fragment that previously appeared in the paragraph on page 182 has been deleted.

Industry—Market Trends and Developments—Demutualization and Consolidation, page 172

94.
In the second bullet under the third paragraph, you state that "Nasdaq now operates a new subsidiary, the Nasdaq, as an SRO." For clarity, please specify the two Nasdaq entities to which you refer.

Response:    The disclosure on page 186 has been revised to eliminate the sentence referred to in the Staff's comment.

Regulation—U.S. Regulation—Recent U.S. Regulatory Developments—Regulation NMS, page 176

95.
Please revise the second paragraph to reflect that there were subsequent releases regarding compliance dates for several provisions of Regulation NMS and to reflect that the relevant Access Rule and Order Protection Rule compliance dates are May 2, 2007 for the pilot stocks phase and July 9, 2007 for the all stocks phase. Additionally, consider addressing other compliance dates—the October 16, 2006 specifications date and the February 5, 2007 trading phase date. Please also revise item (3) in the second paragraph to reflect that only compliance with the formula for the Market Data Rule was extended to April 1, 2007.

Response:    The second paragraph referred to in the Staff's comment and appearing in the section beginning on page 190 has been removed, and, instead, disclosure regarding requested compliance dates for the different rules have been added on page 191.

Information about NYSE Euronext—NYSE Euronext's Strategy, page 188

96.
This section includes discussions of NYSE Euronext as if the combined entity already exists. Since the combined entity does not currently exist, please revise to account for this. For example:

•
Pursue Strategic Acquisitions and Alliances. "As the world's largest and most recognized brand name..., NYSE Euronext...."

•
Benefits for All Stakeholders. "...NYSE Euronext, the world's leading listing brand..." in the third bullet.

Response:    The disclosure on pages 201-202 has been revised to refer to NYSE Group and Euronext and, where applicable, to NYSE Euronext in the future tense.

Information about NYSE Group—The NYSE and NYSE Arca, page 206

97.
In the third bullet, the last phrase, "as well as for ETFs," is unclear. Please consider revising the sentence.

Response:    The third bullet on page 222 to clarify that NYSE Arca, LLC and NYSE Arca Equities operate an all electronic trading venue for (1) equity securities listed with NYSE Arca, Inc., New York Stock Exchange LLC, Nasdaq and the American Stock Exchange and (2) ETFs.

98.
The last three paragraphs are repeated from page 203. Please consider whether this is redundant.

Response:    The last three paragraphs referred to in the Staff's comment (and that previously appeared in the section beginning on page 222) have been deleted.

Information about NYSE Group—The NYSE and NYSE Arca—Listings Business, page 207

99.
Please revise the second sentence of the second full paragraph to reflect that companies list with New York Stock Exchange LLC or NYSE Arca, Inc. Companies do not list with NYSE Group.

Response:    The disclosure on page 222 has been revised to reflect the Staff's comment.

Information about NYSE Group—The NYSE and NYSE Arca—The NYSE Hybrid Marketsm Initiative, pages 215-216

100.
Please consider revising the last paragraph on page 216 to reflect the recent approval of a pilot for Phase III for revised stabilization rules. See also comment 20 above.

Response:    The disclosure on page 233 has been revised to address the Staff's comment.

Information about NYSE Group—Securities Industry Automation Corporation (SIAC), Overview—page 218

101.
In the first full paragraph, you refer to SIAC's contribution to NYSE revenues as "excluding activity assessment fees." We note that in the S-l, you stated that Section 31 fees were excluded. Please reconcile and revise accordingly.

Response:    The Staff is supplementally advised that, when reference is made to the NYSE Group's revenues (as opposed to expenses), the term "activity assessment fees" is used instead of "Section 31 fees" since the former is a revenue item and the latter is an expense item. When reference is made to NYSE Group's expenses, the term "Section 31 fees" is used. Accordingly, NYSE Group respectfully submits that the reference to "activity assessment fees" on page 234 is correct.

Information about NYSE Group—NYSE Regulation, page 222

102.
In the carryover paragraph at the top of the page, you state that NYSE Arca maintains a surveillance group. The S-1 stated that NYSE Regulation was responsible for monitoring equities and options trading on that market. If one of the NYSE Arca entities provides this monitoring, please revise to reflect the specific entity.

Response:    In response to the Staff's comment, the disclosure on page 238 has been revised to reflect that, in addition to NYSE Regulation, NYSE Arca also maintains a surveillance group that monitors certain aspects of equities and options trading on that market.

Information about NYSE Group—NYSE Regulation, page 224

103.
In the first bullet, you state that NYSE Euronext's directors, officers, and employees will cooperate with the SEC and NYSE Euronext's SROs pursuant to their regulatory authority. Please consider eliminating the phrase "pursuant to their regulatory authority."

Response:    The reference to "pursuant to their regulatory authority" previously appearing on page 240 has been deleted.

104.
Please revise the third and sixth bullets regarding structural and governance arrangements to refer to the "compensation and nominating and governance committees."

Response:    The correct name for the committees are as follows: (1) the compensation committee and (2) the nominating and governance committee. The disclosure on pages 240 and 241 has been revised to address the Staff's comment.

Information about NYSE Group—Properties—l00 South Wacker Drive, Chicago, Illinois, page 227

105.
Please revise this paragraph to update the status of the lease that was scheduled to expire in August 2006.

Response:    In response to the Staff's comment, disclosure was added on page 244 stating that the lease originally expiring in August 2006 was extended until August 2013.

Information about NYSE Group—Legal Proceedings—Matters Relating to Gerald D. Putnam, page 233

106.
Please confirm that there are not more-recent events that need to be included in this section.

Response:    The Staff is supplementally advised that there are no more recent events that should be included in this section, which begins on page 249. The Staff is also supplementally advised that the Borsellino litigation is still in its discovery phase, and there have been no significant events in the Lozman litigation.

Information about NYSE Group—Officers and Directors, page 235

107.
In the second paragraph, you say that biographical information about Mr. Ketchum is available in the section entitled, "Directors and Management of NYSE Euronext After the Combination." Mr. Ketchum is not listed in that section (see page 152 of the Registration Statement). Please revise the Registration Statement to rectify this discrepancy.

Response:    The disclosure on page 252 has been revised to include Mr. Ketchum's biographical information on that page.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group, pages 256-301

108.
Throughout this section, you inconsistently reference NYSE Arca. For example, you provide a general discussion of the transaction fees of NYSE Arca (see the second paragraph on page 259). However, in the discussion of listing fees under revenue recognition, you only address listing on the NYSE (see page 299). Please explain to us supplementally the disparate treatment throughout this section.

Response:    In response to the Staff's comment, the disclosure on pages 275 and 314 have been revised to refer, where appropriate, to NYSE Arca, Inc. (in addition to the NYSE) and to NYSE Group (as opposed to just the NYSE). The Staff is also supplementally advised that, in certain sections of the "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group" (including the comparison of results of operations for the year ended December 31, 2005 versus the year ended December 31, 2004 and the comparison of results for the year ended December 31, 2004 versus the year ended December 31, 2003), reference is made to the NYSE but not to NYSE Arca because, during such periods, the merger between the NYSE and Archipelago Holdings, Inc. had not yet occurred and therefore the results of operations of NYSE Group do not include those of NYSE Arca.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Sources of Revenues—Activity Assessment Fees, page 258

109.
You state that "NYSE Group pays SEC fees pursuant to Section 31. Because Section 31 fees are not called "SEC fees" under the Act, please revise this statement to reflect that the national securities exchanges pay fees pursuant to Section 31. Please make a corresponding change on page 305.

Response:    The disclosures on pages 274, 311, 312, 319, FIN 32 and FIN 67 have been revised to address the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Liquidity and Capital Resources—Liquidity and Capital Resources as of June 30, 2006, page 296

110.
In the third paragraph, you state that cash as cash equivalents are generated primarily from "...collection of activity assessment fees (which are fully remitted to the SEC)." Please consider changing this statement to "...activity assessment fees (which the Exchange uses to obtain funds for paying Section 31 fees to the Commission)." We have two reasons for this suggestion: (1) to clarify that the Exchange is not merely collecting fees from members on the SEC's behalf, since neither the SEC nor its governing statutes impose transaction fees on broker-dealers or their customers; and (2) while the Exchange's activity assessment fee is designed to yield the exact amount that the Exchange owes the Commission pursuant to Section 31 of the Exchange Act, it might not, in fact, yield the exact amount (e.g., if the Exchange's activity assessment fee yielded slightly more than what the Exchange owes pursuant to Section 31, it would be improper for the Exchange to "fully remit" the excess amount to the Commission.

Response:    The disclosure on page 311 has been revised to address the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago—Segment Reporting, page 304

111.
In the first paragraph, you characterize Wave Securities as "Archipelago's broker-dealer subsidiary." We note that Wave Securities is no longer a subsidiary of Archipelago. Please revise to reflect that Wave Securities is a former subsidiary.

Response:    The disclosure on page 318 has been revised to reflect that Wave Securities was a subsidiary of Archipelago prior to March 3, 2006, on which date it sold Wave Securities to Merrill, Lynch, Pierce, Fenner and Smith Incorporated.

Information about Euronext—Sale of Software: GL TRADE—Products and Services—Market data and content, page 342

112. Please update the last sentence to reference current data providers.

Response:
The disclosure on page 356 has been revised to address the Staff's comment.

* * *

        Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1327 or my colleague, David Lam, at (212) 403-1394.

Very truly yours,
/s/ DAVID C. KARP David C. Karp

Enclosures

cc:
Gregory Dundas, Esq.
Matthew Komar, Esq.
Paul Cline, Esq.
Nancy Sanow, Esq.
John Roeser, Esq.
Kim Allen, Esq.
Susie Cho, Esq.
Angela Muehr, Esq.
        Securities and Exchange Commission
John A. Thain
William M. Freeman, Esq.
        NYSE Group, Inc.
Victor I. Lewkow, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
David K. Lam, Esq.
        Wachtell, Lipton, Rosen & Katz